UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

INTEROIL CORPORATION

(Name of Issuer)

Common Shares, No Par Value Per Share

(Title of Class of Securities)

   460951106

(CUSIP Number)

Arthur F. McMahon, III

425 Walnut Street, Suite 1800

Cincinnati, Ohio  45202

(513) 381-2838

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications)

May 17, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 132-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Phil E. Mulacek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒

3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 2,522,195 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,522,195 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,522,195 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Five Sterling LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒

3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 99,750 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 99,750 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 99,750 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: The Sterling Mulacek Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒

3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 39,681 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 39,681 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,681 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Petroleum Independent & Exploration, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒

3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 127,000 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 127,000 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 127,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 460951106	13D/A

1	NAME OF REPORTING PERSONS: Gerard Rene Jacquin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒

3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,248,368 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,248,368 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,248,368 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.5%
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (“Amendment No. 3”) relates to the common shares, no par value per share (the “Common Shares”), of InterOil Corporation, a Yukon corporation (the “Company”), and amends the Schedule 13D filed by Mr. Phil E. Mulacek, Five Sterling LP (“Five Sterling”), the Sterling Mulacek Trust (the “Trust”), Petroleum Independent & Exploration, LLC (“PIE”) and Mr. Gerard Rene Jacquin (together, the “Reporting Persons”) on March 29, 2016, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 21, 2016 and as further amended by Amendment No. 2 to Schedule 13D filed by the Reporting Persons on May 2, 2016 with an effective filing date of May 3, 2016 (the “Original Schedule 13D”). The principal executive offices of the Company are located at 163 Penang Road, #06-02 Winsland House II, Singapore 238463. The ownership percentages of the Reporting Persons were calculated based on 49,572,811 Common Shares outstanding, as reported as of December 31, 2015 on the Form 40-F filed by the Company on March 30, 2016.

This Amendment No. 3 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used herein and not defined herein have the meanings assigned to them in the Original Schedule 13D.

Item 2.	Identity and Background.

This Amendment No. 3 makes no amendments to the information in Item 2 of the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment No. 3 makes no amendments to the information in Item 3 of the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is amended by adding the following:

(d), (f) - (g)          On May 17, 2016, Mr. Mulacek and PIE filed a Proxy Circular (the “Proxy Circular”) on the Canadian Securities Administrators’ SEDAR system and issued a press release regarding the Proxy Circular, including a related letter to shareholders (the “May 17 Press Release”). The Proxy Circular and May 17 Press Release were posted on Mr. Mulacek and PIE’s website regarding Interoil matters.

The Proxy Circular:

•	Recommends that the Company’s shareholders vote in favor of the Proposals and solicits their proxies to vote in favor of them;

•	Proposes five nominees for director, Mr. Mulacek, David Lasco, David Vance, George Cammon, and Olen Overstreet (the “Concerned Shareholders Nominees”), and solicits the shareholders’ proxies to vote for them;

•	Recommends that the shareholders vote against management’s proposal that the Company adopt a new stock option plan and solicits the shareholders’ proxies to vote against it; and

•	Recommends that the shareholders vote against management’s proposal that the Company refuse to reimburse Mr. Mulacek and PIE for the expenses they have incurred in bringing the Proposals and solicits the shareholders’ proxies to vote against it.

Detailed descriptions of Mr. Mulacek and PIE’s reasons for making the Proposals and making the other recommendations described above are set forth in the Proxy Circular and the May 17 Press Release. The Proxy Circular also describes the background and qualifications of each of the Concerned Shareholder Nominees.

On May 23, 2016, Mr. Mulacek and PIE issued a press release (the “May 23 Press Release”) criticizing the unanimous approval by the Company’s Board of Directors of a proposed bid by Oil Search Limited, supported by TOTAL, S.A., to acquire all the outstanding shares of the Company (the “OSH/TOTAL Bid”). Mr. Mulacek’s and PIE’s concerns about the OSH/TOTAL Bid are set forth in detail in the May 23 Press Release. Among other things, Mr. Mulacek and PIE believe the OSH/TOTAL Bid is significantly too low because it will deprive the Company’s shareholders of the value the Company is already entitled to receive under an existing agreement with TOTAL related to the Company’s Elk and Antelope natural gas fields.

The foregoing discussion is qualified in its entirety by reference to the Proxy Circular, the May 17 Press Release, and the May 23 Press Release, the texts of which are filed as exhibits to this Amendment No. 3.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 3 makes no amendments to the information in Item 5 of the Original Schedule 13D.

Each of Mr. Mulacek, Five Sterling, the Trust and PIE disclaims membership in a group with Mr. Jacquin and each other. Mr. Jacquin disclaims membership in a group with each of the other Reporting Persons.  The filing of the Original Schedule 13D or this Amendment No. 3 shall not be construed as an admission that Mr. Mulacek is the beneficial owner of any of the Common Shares that Five Sterling, the Trust or PIE may be deemed to beneficially own.

(c)	None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)                        Except for the Reporting Persons and members of Mr. Mulacek’s household, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended by adding the following:

The discussion in Item 4 above of this Amendment No. 3 is incorporated into this Item 6.

Item 7.	Material to Be Filed as Exhibits

1.	Press release on behalf of Phil E. Mulacek and Petroleum Independent & Exploration, LLC dated May 17, 2016, including letter to shareholders of the Company dated May 16, 2016.

2.	Proxy Circular on behalf of Phil E. Mulacek and Petroleum Independent & Exploration dated May 16, 2016.

3.	Press release on behalf of Phil E. Mulacek and Petroleum Independent & Exploration, LLC dated May 23, 2016.

4.	Joint Filing Agreement, dated March 29, 2016, by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2016	PHIL E. MULACEK

/s/ Phil E. Mulacek

FIVE STERLING LP

	By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
Title: Sole Member and President of Petroleum Independent and Exploration, LLC, General Partner

STERLING MULACEK TRUST

	By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
	Title:	Trustee

PETROLEUM INDEPENDENT & EXPLORATION, LLC

	By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
	Title:	Sole Member and President

GERARD RENE JACQUIN

/s/ Gerard Rene Jacquin